# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victoria's Secret & Co., CIK 0001856437
CUSIP: 926400102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0001930869
Persons authorized to receive notices and communications: BRETT BLUNDY, BBRC INTERNATIONAL PTE LIMITED, 3 Phillip St #09-05 Royal Group Building, Singapore, Singapore (U0), 048693, 61 2 9285 6700; Richard Brand, Michelle Rutta White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 819-8200

## Reporting persons
- BBFIT INVESTMENTS PTE LTD (CIK 0001930869): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 7,810,531; sole dispositive power 0; shared dispositive power 7,810,531; aggregate amount beneficially owned 7,810,531 (9.8% of the class)
- THE BB FAMILY INTERNATIONAL TRUST: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,810,631; sole dispositive power 0; shared dispositive power 7,810,631; aggregate amount beneficially owned 7,810,631 (9.8% of the class)
- BBRC INTERNATIONAL PTE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,810,631; sole dispositive power 0; shared dispositive power 7,810,631; aggregate amount beneficially owned 7,810,631 (9.8% of the class)
- BRETT BLUNDY: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,810,631; sole dispositive power 0; shared dispositive power 7,810,631; aggregate amount beneficially owned 7,810,631 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victoria's Secret & Co.
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Comment:
EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D filed on February 1, 2024, as amended by Amendment No. 1 filed on March 12, 2025, Amendment No. 2 filed on April 1, 2025, Amendment No. 3 filed on June 10, 2025, Amendment No. 4 filed on November 4, 2025, Amendment No. 5 filed on May 4, 2026, and Amendment No. 6 filed on June 4, 2026 (collectively, the "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Victoria's Secret & Co. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D. The aggregate percentage of shares owned by each person named herein is based on 79,491,720 shares of Common Stock outstanding as of May 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 5, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of shares owned by each person named herein is based on 79,491,720 shares of Common Stock outstanding as of May 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 5, 2026. As of the date hereof, BBFIT directly beneficially owned 7,810,531 Shares, constituting approximately 9.8% of the Shares outstanding. As of the date hereof, BB Family Trust directly beneficially owned 100 Shares, constituting less than one percent of the Shares outstanding. BB Family Trust, as the sole shareholder of BBFIT, may be deemed to beneficially own the 7,810,531 Shares owned by BBFIT, which, together with the Shares it beneficially owns directly, constitutes an aggregate of 7,810,631 Shares, constituting approximately 9.8% of the Shares outstanding. BBRC International, as the trustee of BB Family Trust, may be deemed to beneficially own the 7,810,631 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 9.8% of the Shares outstanding. Mr. Blundy, as a Director and sole shareholder of BBRC International, may be deemed to beneficially own the 7,810,631 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 9.8% of the Shares outstanding. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of BBFIT, BB Family Trust, BBRC International and Mr. Blundy may be deemed to share the power to vote and dispose of the Shares owned by BBFIT. Each of BB Family Trust, BBRC International and Mr. Blundy may be deemed to share the power to vote and dispose of the Shares owned by BB Family Trust.
Transactions in the class effected during the past sixty days: On July 28, 2026, BBFIT sold 718,007 shares of Common Stock in open market transactions at prices ranging from $88.50 to $89.50 inclusive (a weighted average price of $89.08), 79,122 shares of Common Stock in open market transactions at prices ranging from $89.51 to $90.50 inclusive (a weighted average price of $89.76) and 1,791 shares of Common Stock in open market transactions at prices ranging from $90.55 to $90.69 inclusive (a weighted average price of $90.60).The Reporting Persons undertake to provide to the Issuer, any security holder or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares sold at each separate price within the ranges set forth herein. On July 22, 2026, BBFIT sold 289,479 shares of Common Stock in open market transactions at a price of $88.89 per share. On June 26, 2026, BBFIT sold 276,171 shares of Common Stock in open market transactions at a price of $88.50 per share. Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

## Signatures
- BBFIT INVESTMENTS PTE LTD: BBFIT INVESTMENTS PTE LTD, Brett Blundy, Director (07/29/2026)
- THE BB FAMILY INTERNATIONAL TRUST: THE BB FAMILY INTERNATIONAL TRUST, Brett Blundy, Director (07/29/2026)
- BBRC INTERNATIONAL PTE LTD: BBRC INTERNATIONAL PTE LTD, Brett Blundy, Director (07/29/2026)
- BRETT BLUNDY: BRETT BLUNDY, Brett Blundy (07/29/2026)